UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EAST                JOHN C.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO & PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/14/01    M        23,499        A  $10.0625                    D  Direct
Common Stock                                  03/14/01    F        11,499        D  $20.5625                    D  Direct
Common Stock                                  03/23/01    M        32,250        A  $8.0000                     D  Direct
Common Stock                                  03/23/01    F        11,930        D  $21.6250                    D  Direct
Common Stock                                  03/23/01    M        103           A  $14.8750                    D  Direct
Common Stock                                  03/23/01    F        70            D  $21.6250     114,441        D  Direct
Common Stock                                                                                     6,160          I  by Wife

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $8.0000         03/23/01       M                          32,250                        06/30/03
(right to buy)
Non-Qualified Stock Option     $10.0625        03/14/01       M                          23,499           (1)          07/28/08
(right to buy)
Non-Qualified Stock Option     $14.8750        03/23/01       M                          103                           07/17/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/23/01  Common Stock                   32,250                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     03/14/01  Common Stock                   23,499                    86,562        D   Direct
(right to buy)
Non-Qualified Stock Option     03/23/01  Common Stock                   103                       41,218        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting 12/31/98 and is exercisable quarterly as to 15,000 shares in 1999 and 14,999 shares in 2000 and 2001.

SIGNATURE OF REPORTING PERSON
/S/ EAST                JOHN C.
DATE 04/08/01